Somanta Pharmaceuticals, Inc.

August 9, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Donald Hunt

Re:	Somanta Pharmaceuticals, Inc.

Registration Statement on Form SB-2 (Reg. No. 333-132176)

Request for Acceleration of Effectiveness

Dear Mr. Hunt:

Somanta Pharmaceuticals, Inc., a Delaware corporation (“Somanta”), has filed the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”) in respect of the 9,390,320 shares of Common Stock of Somanta to be registered for resale by certain selling stockholders set forth in the Registration Statement.

Somanta hereby respectfully requests the acceleration of effectiveness of the Registration Statement to 3:00 p.m. (Washington, DC time) on August 10, 2006.

Pursuant to the letter of Russell Mancuso, Branch Chief for the Securities and Exchange Commission, to Terrance J. Bruggeman, Executive Chairman of Somanta, dated March 29, 2006, this will confirm that Somanta is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and will further confirm that Somanta acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Somanta from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Somanta may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 9, 2006

Please contact the undersigned or our outside counsel, Adam Lenain, Esq., Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego CA 92101; Telephone (619) 685-4604; Facsimile (619) 234-3510 with any questions or comments you may have. Thank you for your assistance.

Very truly yours,

/s/ Terrance J. Bruggeman
Terrance J. Bruggeman